Mail Stop 3651

      March 5, 2006


Via U.S. Mail

Mr. Anthony B. Tufariello
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, New York 10036

Re:  	Morgan Stanley Capital I Inc.
	Amendment No. 1 to Registration Statement on Form S-3
Filed February 17, 2006
	File No. 333-130684

Dear Mr. Tufariello:

      We have reviewed your responses to the comments in our letter dated January 20, 2006 and have the following additional comments. Please note that all page numbers below correspond to the marked version of your filing provided by counsel.

General
1. Your response to comment 2 of our letter dated January 20, 2006 indicates that all material terms included in the finalized agreements will be disclosed in the 424 prospectus "to the extent required under the Securities Act of 1933, as amended." Please confirm that you will file finalized agreements simultaneously with or prior to the final prospectus if all material terms of the finalized agreements have not been disclosed in the final prospectus.
2. We reissue comment 3 of our letter dated January 20, 2006, in part.
We note that your second base prospectus continues to indicate on both pages 36 and 70 that credit support may be provided in several specific ways, as well as through "another" type of credit support.
Please revise to specify the other types of credit support to which you refer or delete that language from your disclosure. Additionally, please revise the cover page of your second base prospectus to remove the language indicating that "other property as described in the accompanying prospectus supplement" may be included in a trust fund.

3. We reissue comment 13 of our letter dated January 20, 2006 in part.
While we note that you provide disclosure regarding certain affiliations in different sections of the document, please revise to ensure that one section of the document addresses all of the affiliations between the applicable parties in order to clarify these affiliations for investors.

First Base Prospectus (Residential)
4. While we note the disclosure you have added in response to comment
14 of our letter dated January 20, 2006, please further revise to provide the amount of proceeds to be deposited into the prefunding account, as opposed to disclosure merely indicating the maximum amount that may be included. Similarly, revise to include the percentage of the asset pool represented by the prefunding account. See subparagraphs (5)(ii) and (5)(iv) of Item 1103(a) of Regulation AB.

Cash Flow Agreements and Derivatives, page 37
5. We reissue comment 16 of our letter dated January 20, 2006. Please revise to clarify that the swap agreements you reference are limited to interest rate or currency agreements or provide us with an analysis of how any other anticipated agreements would meet the definition of an asset-backed security. This comment also applies to the "Cash Flow
Agreements" section of your second base prospectus. Revise to clarify that the "similar agreements" you reference on page 36 are limited to interest rate or currency agreements.

Description of Credit Support, page 78
6. We note from the second paragraph of this section that one form of credit support may cover more than one series of certificates resulting in a risk that credit support may be exhausted by claims of other trusts prior to the trust fund receiving any of its intended share of coverage. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Derivative Products, page 80
7. As a follow-up to comment 5 above, please revise to clarify that the derivative products referred to in this section are limited to interest rate and currency agreements. Additionally, expand the disclosure in your first prospectus supplement to provide bracketed language indicating that you will provide the information required by
Item 1115 of Regulation AB if applicable. Provide similar bracketed language in the first prospectus supplement regarding the disclosure required by Item 1114(b) with respect to third-party credit enhancers.

Second Prospectus Supplement (Commercial)
8. We note that your response to comment 25 of our letter dated January 20, 2006 appears to indicate that you may use credit derivatives. As a follow-up to the comments above, please either confirm that any derivatives used in a CMBS (or residential) transaction will be limited to interest and currency agreements or provide us with a comprehensive analysis explaining the specific types of other derivative arrangements you intend to use and why they would fit within the definition of an asset-backed security.

Second Base Prospectus (Commercial)
9. We reissue comment 26 of our letter dated January 20, 2006. Your response does not explain how the master trust, prefunding and revolving account exceptions set forth in Item 1101(c)(3) of Regulation AB would apply to a CMBS structure in which one asset is used to secure multiple series of notes and/or future issuances of certificates. Please revise to delete this language from your filing or provide a more thorough analysis as to why this structure would fall under one of the exceptions set forth in Item 1101(c)(3).

******************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3454.


									Sincerely,



						                        	Sara D.
Kalin
											Branch
Chief-
Legal




cc: via facsimile
Carlos Rodriguez, Esq.
Sidley Austin Brown & Wood LLP
 (212) 839-5599

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Anthony Tufariello
Morgan Stanley Capital I Inc.
March 5, 2006
Page 3